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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-69697

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sixth Street BD, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

888 Seventh Avenue, 41st Floor
(No. and Street)

New York	NY	70019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Gallias	469-621-3043	dgallias@sixthstreet.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

2323 Ross Avenue, Suite 1400	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

10/20/03	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Wanek _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sixth Street BD, LLC _____, as of December 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.




MARTIN KONOPASKI
COMM. # 2234924
NOTARY PUBLIC - CALIFORNIA
MARIN COUNTY
MY COMM. EXP. APR. 15, 2022

Notary Public

Signature: _____

Title:
Financial Operations Principal

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Sixth Street BD, LLC

Financial Statement
(with Report of Independent
Registered Public Accounting
Firm)
December 31, 2021



Table of Contents



KPMG LLP
Suite 1400
2323 Ross Avenue
Dallas, TX 75201-2721

Report of Independent Registered Public Accounting Firm

To the Members and the Board of Directors of the Members
Sixth Street BD, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sixth Street BD, LLC (the Company) as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2016.

Dallas, Texas
February 24, 2022

KPMG LLP, a Delaware limited liability partnership and a member firm of
the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.

Sixth Street BD, LLC
Statement of Financial Condition

		December 31, 2021
ASSETS		
Cash	$	100,000
Other assets		12,741
Total assets	$	112,741
LIABILITIES AND MEMBERS' EQUITY		
Due to affiliate	$	12,741
Total liabilities		12,741
Members' equity		100,000
Total liabilities and members' equity	$	112,741

See accompanying notes to financial statement

(1)   Organization and Business Description

Sixth Street BD, LLC (the "Company") is a Delaware limited liability company organized on January 26, 2015. The Company is owned by two members – Sixth Street Partners Management Company, L.P. and Sixth Street Partners II Management Company, L.P. (collectively, the "Members"). The Members' liability for the debts of the Company or any of its losses is limited to the amount of the Members' capital contributions. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company engages in the private placements of securities. The securities that the Company offers consist of investment fund securities issued by certain private funds and other funds that the Company's Members and affiliates manage individually or through their principals and other nonaffiliated funds and principals.

The Company does not, directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4, carry accounts of or for customers, and does not carry PAB accounts (as defined in Rule 15c3-3). The Company has no possession or control obligations under SEC Rule 15c3-3(b) or reserve deposit obligations under SEC Rule 15c3-3(e) because its business is limited to private placement activity. Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption from SEC Rule 15c3-3. However, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company is exempt from the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

(2)   Significant Accounting Policies

Basis of Accounting

The accompanying financial statement has been presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Amounts reflected in this financial statement are in U.S. dollars.

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement period. Actual results could differ from those estimates.

Cash

Cash includes cash on deposit with a bank. The Company maintains its cash accounts with a highly rated commercial bank. At times, cash balances may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000.

Fair Value of Financial Assets and Liabilities

The Company's financial assets and liabilities are carried at fair value or amounts approximating fair value. The Company's financial assets and liabilities include cash, other assets and other liabilities. The carrying values of these assets and liabilities approximate fair value due to their short-term nature.

(2)   Significant Accounting Policies - continued

Income Taxes

In accordance with United States ("U.S.") federal income tax regulations, income taxes are not levied on a limited liability company treated as a partnership for U.S. tax purposes, but rather on the individual members. Additionally, due to the nature of the Company's activities and its organization as a limited liability company treated as a partnership for U.S. tax purposes, U.S. state income taxes are generally not imposed on the Company. Consequently, U.S. federal and U.S. state income taxes have not been reflected in the accompanying financial statement.

The Company applies the provisions of Accounting Standards Codification ("ASC") 740, *Income Taxes*, which clarifies the accounting and disclosure for uncertainty in tax positions. The Company analyzed its tax filing positions in the federal and state tax jurisdictions where it is required to file income tax returns for all open tax years. Based on this review, no liabilities for uncertain income tax positions were required to be recorded pursuant to ASC 740, *Income Taxes*. As of December 31, 2021, the Company's federal income tax returns and state and local returns for the years 2018 through 2020 are open under the normal three-year statute of limitations and therefore subject to examination.

The Company recognizes accrued interest and penalties related to uncertain tax positions in income tax expense in the statement of operations. As of December 31, 2021, the Company did not have a liability recorded for payment of interest and penalties associated with uncertain tax positions.

(3)   Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 12 to 1.

The Company has elected to use the basic method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. As of December 31, 2021, the Company had net capital of $87,259 which was $82,259 in excess of its required net capital of $5,000. As of December 31, 2021, the Company's ratio of aggregate indebtedness to net capital was 0.15 to 1.

(4)   Related Party Transactions

The Company has an Affiliate Agreement with Sixth Street. Under the Affiliate Agreement, Sixth Street provides general administrative resources and services to the Company including employees, professional services support, facilities and related expenses, and income taxes. Additionally, under the Affiliate Agreement, Sixth Street agrees to pay expenses in connection with the Company acting as, and being registered as, a broker dealer. These fees include regulatory and professional fees billed directly to the Company for which the Company is directly liable.

The Company receives private placement fee income from Sixth Street based on its operating expenses incurred directly and under the Affiliate Agreement in an amount agreed upon by both Sixth Street and the Company.

(5)   Members' Equity

The company has three authorized share classes as follows:

- Class A shares shall be entitled to distributable profits relating to fund-raising, placement and related services to funds that are part of the Sixth Street business platform.

- Class B shares shall be entitled to distributable profits relating to services provided to broker-dealers affiliated with TPG Holdings, L.P. or Brooklands Capital Strategies BD, L.P., in each case that are not part of the Sixth Street business platform.

- Class C shares shall be entitled to distributable profits relating to services provided to third parties that are not affiliated with TPG Holdings, L.P., Brooklands Capital Strategies BD, L.P. or the Sixth Street business platform.

Under the operating agreement, each Member's share in respect of each class may be updated from time to time to reflect the addition of new members or reallocations between existing members. The Company's books and records are then updated as necessary. At December 31, 2021, the Company's only activity to date has been associated with Class A shares.

(6)   Commitments and Contingencies

In the normal course of business, the Company is subject to litigation, examinations, inquiries and investigations by various regulatory agencies. The Company is also subject to examinations by Federal and various State and local tax authorities. Such legal actions, examinations, inquiries and investigations may result in the commencement of civil or criminal lawsuits against the Company or its personnel. As of December 31, 2021, there are no actions or investigations pending, other than in the normal course of business, that are expected to have a material impact on the Company's condition or financial statement.

(7)   Subsequent Events

Management has evaluated subsequent events through February 24, 2022, the date the financial statement was available to be issued, and has determined there were no subsequent events that would require recognition or disclosure in the Company's financial statement.